EXHIBIT 10.1

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (this “Agreement”) is made and entered into  as of May 2, 2010 (the “Effective Date”), by and between SCOLR Pharma Inc., a Delaware corporation (“SCOLR”), and RedHill Biopharma Ltd., an Israeli company (“RedHill”).  SCOLR and RedHill each may be referred to herein individually as a “Party,” or collectively as the “Parties”.

WHEREAS, SCOLR is the sole and exclusive owner of certain patents and other intellectual property relating to a certain Product (as such term is defined herein);

WHEREAS, SCOLR wishes to license to RedHill all SCOLR's rights in and to the Product, including all patent rights and other intellectual property relating thereto, and RedHill wishes to receive such license from SCOLR, so that RedHill may develop and commercialize Products for all indications and for all uses, all on the terms set forth below; and,

WHEREAS, the license to be granted shall be granted on an exclusive and worldwide basis all as more fully set out below.

NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1. DEFINITIONS

1.1 “Affiliate” of a Party means any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Party.  For purposes of this definition only, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” will mean the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of fifty percent or more of the voting securities of the other organization or entity or by contract relating to voting rights or corporate governance.
1.2 “Combination Product” shall mean a product which comprises (a) a Product and (b) at least one other active ingredient or medical device, which, if administered or used independently of the Product, would have a clinical, diagnostic or therapeutic effect.
1.3 “Field of Use” means all indications, and includes therapeutic, diagnostic and other human and/or animal uses.
1.4 “First Commercial Sale” shall mean the first commercial sale of a Product, in exchange for cash or some equivalent to which value can be assigned, after regulatory approval has been granted by a Regulatory Authority, other than the use of the Product for testing purposes and/or a sale for experimental, promotional, compassionate named patient or test market purposes. For the avoidance of any doubt, First Commercial Sale can only occur once worldwide, regardless of the jurisdiction in which it took place.
1.5  “Licensed Know-How” means all information (other than that contained in the Patents) whether patentable or not and physical objects related to the Product, including but not limited to Product data, Product related results and information, including, but not limited to, clinical data, analytical test results, non-clinical pharmacology and safety data, other R&D data, Regulatory Documentation, manufacturing and formulation information of a like nature, all provided that the Licensed Know-How is known to, generated by, vested in (or licensed to) and/or controlled by SCOLR, including, without limitation, the Licensed Know~~-~~ How listed in Annex B of this Agreement.
1.6 “Net Sales” means the amounts (cash or equivalent to which value can be assigned) actually received by RedHill or its Affiliates in respect of the sale of a Product by RedHill or its Affiliates, less, and following recovery of, the following items (collectively, the "Recognized Deductions") as considered under International Accounting Standards (IFRS):

(i)
allowances or credits granted to and taken by customers (including wholesalers) for rejections, returns (including as a result of recalls), and prompt payment and trade, cash and volume discounts or resulting from inventory management;

(ii)	amounts incurred resulting from government mandated rebate programs (or any agency thereof);
(iii)	freight, transport, packing and insurance charges;
(iv)	taxes, including value added tax, tariffs or import/export or customs, duties;
(v)	rebates, charge backs and discounts paid or credited;
(vi)	bad debts;
(vii)	reasonable quantities of samples; and
(viii)	royalties paid to third parties in respect of the use of such third party’s intellectual property rights necessary for the exercise of the License.

RedHill shall provide SCOLR an accounting of all such deductions with each report delivered under Section 5.
Notwithstanding the foregoing, for the purposes of this definition, the transfer of a Product by RedHill or one of its Affiliates to another Affiliate of RedHill or to a sublicensee for resale is not a sale and in such cases, Net Sales will be determined based on the amount received by RedHill or such Affiliate in respect of the Product or “Combination Product” (subject to the adjustments set forth below) as sold by the Affiliate or sublicensee to independent third-parties, less the Recognized Deductions.

For Net Sales of a Product sold or supplied as a “Combination Product”, the Net Sales of such a Combination Product in a country will be determined by multiplying the Net Sales of such Combination Product by the fraction of A/A+B, where A is the average unit selling price during the period in respect of which Net Sales are being calculated of the Product sold separately in that country and B is the total average unit selling price during the period in respect of which Net Sales are being calculated of the other product or device included in the Combination Product, when sold separately in that country.  If neither the Product nor the other product or device included in the Combination Product are sold separately during the period in respect of which Net Sales are being calculated, then the Parties shall, considering the costs incurred by RedHill bringing about the Combination Product, in good faith negotiate the value of the other product or device included in the Combination Product that are to be deducted from the Net Sales of the Combination Product in determining the Net Sales of the Product contained in the Combination Product, it being agreed that absent such mutual agreement as to the proportion of such Combination Product to be attributed to the Product, the Parties shall mutually appoint an independent expert to determine such proportion.

1.7 “Patents” shall mean the patents listed in Annex A to this Agreement, as well as such other Product-related (a) U.S. patents and patent applications, (b) any substitutions, divisions, continuations, continuations-in-part (but only to the extent that they cover the same invention claimed in the foregoing), reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates and the like, and any provisional applications, of any such patents or patent applications, and (c) any foreign or international equivalent of any of the foregoing, of which SCOLR is as of the date of this Agreement or during the term of this Agreement becomes owner or controller.
1.8  “Product” shall mean all extended release (including, but not limited to, 24 hour extended release) and all other Ondansetron tablet formulations, that infringe one or more claims of the Patents and Licensed Know How, including SCOLR’s CDT® delivery technology.
1.9 “Regulatory Approval” means approval by the US FDA of an NDA (New Drug Application), or the equivalent application for marketing approval, and satisfaction of any related applicable FDA registration and notification requirements (if any).
1.10 “Regulatory Authority” means any applicable government entity regulating or otherwise exercising authority with respect to the development and commercialization of a Product.
1.11 “Regulatory Documentation” means all applications, registrations, licenses, authorizations and approvals (including all Regulatory Approvals), all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority), all supporting documents and all clinical studies and tests, including the manufacturing batch records for Products to be assigned, relating to a Product, and all data contained in any of the foregoing, including all regulatory drug lists, advertising and promotion documents, adverse event files and complaint files.
1.12 “Royalty Term” shall mean the period commencing on the date of this Agreement and ending on the earlier of (i) expiration of the last to expire of the Patents ~~as~~ listed in Annex A, (ii) and 10 years starting on the earlier of the date of the First Commercial Sale by RedHill or a third party partner, and (iii) RedHill's payment of the maximum cap amount of US $30 million.
1.13 “Sublicense” means a sublicense from RedHill to a third party under the License granted pursuant to this Agreement and the term “Sublicensee” shall be construed accordingly. Any Sublicense may include the right to grant further Sublicenses.  All Sublicenses shall include provisions for the benefit of SCOLR corresponding to those contained herein, mutatis mutandis.  A breach of the terms of a Sublicense, to the extent that same would constitute a breach of the terms hereof by Redhill, shall be considered a breach of RedHill’s obligations under this Agreement.   RedHill shall, upon request, provide SCOLR with redacted copies of each Sublicense granted under this Agreement, subject to SCOLR undertaking to maintain same in confidence in accordance with the terms hereof.
1.14 “Sublicense Sales Royalties” means sales royalties actually received by RedHill from third party distributors and/or Sublicensees in respect to the sublicense of the Patents and of sales of the Product effected by such distributors and/or Sublicensees (and/or any further Sublicensees thereof), excluding, for example but without limitation, payments on account of (i) debt financing; (ii) equity (and conditional equity, such as warrants, convertible debt and the like) investments in RedHill or any Affiliate thereof at market value; and (iii) patent prosecution costs incurred or which shall be incurred by RedHill.

2. LICENSE GRANT

2.1 Scope of License.  SCOLR hereby grants to RedHill an exclusive (including as to SCOLR itself), worldwide, perpetual (subject to the rights of termination set forth herein) license under the Patents and the Licensed Know-How for the sole purpose of developing, manufacturing, commercializing, making, using, selling, offering for sale and importing Products, in the Field of Use (the “License”).  RedHill may not exercise any rights granted under Sections 2.1, 2.2, or 2.3 until it has delivered the payment to SCOLR required under Section 6.1 of this Agreement. Nothing in this Agreement shall limit SCOLR's right to make use of the Licensed Know-How for purposes other than the Product or products competing with the Product in the Field of Use.
2.2 Sublicenses. The License granted to RedHill is Sublicensable (and further Sublicensable) in whole or in part, to third parties (including RedHill’s Affiliates) in arms length transactions.   For the avoidance of doubt, RedHill shall be entitled to conduct or to perform any activity in respect of the Products by means of any third party sub-contractor, and such conduct shall not be considered to be a grant of a Sublicense hereunder.
2.3 Registration. SCOLR agrees that RedHill shall have the right, on its own account and at its own expense, to register as the exclusive licensee of the rights in and to the Patents and the Licensed Know How  as needed to develop, manufacture, commercialize, make, use, sell, offer for sale and import Products, in the Field of Use and SCOLR shall, execute all documentation reasonably requested by RedHill and otherwise cooperate with RedHill in order to ensure  such registration.
2.4 Limitations on Other Licenses. During the term of this Agreement, SCOLR shall not, without RedHill’s prior written consent, grant any rights or licenses to any Patents or Licensed Know-How, or transfer any data or know-how to any third party that conflict with the rights granted to RedHill under this Agreement
2.5 Marking.  RedHill will mark, and require all sublicensees to mark, all Products sold or otherwise disposed of under the license granted in Section 2.1 with the word “Patent” or “Patents” and the number or numbers of the Patents applicable thereto.

3. DATA AND PRODUCT TRANSFER

3.1 Know-How.  Within thirty (30) days following the Effective Date, SCOLR will (i) transfer to RedHill the Licensed Know-How and all information relating thereto and to the Patents, and copies of external service and other contracts and documentation and correspondence relating to the manufacture of Product, all to the extent necessary for RedHill to exploit the License as envisaged by this Agreement,  and (ii) make available to RedHill Ex Works (Incoterms 2000), any unexpired quantities of Product and unexpired quantities of raw materials for the Product it has on hand, all at no charge whatsoever to RedHill. Should RedHill fail to effect payment of the upfront payment detailed in Section 6.1 below within ninety (90) days following the Effective Date for any reason, SCOLR shall be entitled to terminate the License and demand the prompt return of all aforesaid information, documentation and Products. The information and data detailed in this Section 3 shall be provided in hard and soft copies whichever is available. In the event SCOLR has a specific difficulty in providing both hard and soft copies, it shall discuss with RedHill possible resolutions of such difficulty. Following the Effective Date, SCOLR will provide RedHill with reasonable assistance in replying to inquiries by RedHill in respect of the  information and data provided and exercise of the License.
3.2 Assistance.  Following payment of the up-front payment, SCOLR undertakes to assist RedHill or Sublicensees in a technical transfer of Know~~-~~ How to a contract manufacturing organization chosen by RedHill. In consideration for technical transfer activities that require travel, SCOLR will be compensated according to a rate and travel expenses budget to be pre-approved (in writing) by RedHill..

4. DILIGENCE

4.1 Obligations.  RedHill will make a good faith, continuous and diligent effort to allocate appropriate financial resources (currently estimated by SCOLR at US $1.3 million) to prepare, initiate and complete the clinical development of the Product and file an application for regulatory marketing approval in accordance with industry standards (the “Diligence Obligation”). For the avoidance of any doubt, development failures, negative regulatory decisions, and/or other reasons that are beyond RedHill’s control, do not constitute a breach of the Diligence Obligation. SCOLR’s sole and exclusive remedy for a breach of the Diligence Obligation by RedHill shall be termination of and return of all rights granted to RedHill under this Agreement, termination of SCOLR’s obligations under Section 2.4, return of all Licensed Know-How and SCOLR Confidential Information, and payment of any unpaid Milestone and Royalty payments actually owing prior to termination. Specifically, RedHill will use its reasonable commercial efforts to secure the appropriate financial resources to prepare, initiate and complete the clinical trials necessary to file an NDA in respect of the Product with the United States FDA. For purposes of this Agreement, ‘reasonable commercial efforts’ will not be deemed to require a party to undertake extraordinary or unreasonable measures, including the payment of amounts in excess of normal and usual fees or other payments.
4.2 No Warranty. For the avoidance of doubt, nothing contained in this Agreement shall be construed as a warranty by RedHill that any development or any commercialization to be carried out by it in connection with this Agreement will actually achieve its aims or any other results and RedHill makes no warranties whatsoever as to any results to be achieved in consequence of the carrying out of any such development. Furthermore, RedHill makes no representation to the effect that the commercialization of the Products, or any part thereof, will succeed, or that it shall be able to sell the Products in any quantity.

5. REPORTS

5.1 Until the end of the Royalty Term, RedHill agrees as follows:
5.1.1 Development Reports.  To keep SCOLR informed with respect to activities and progress regarding the development, commercialization, sublicensing, and government approvals of Product(s), RedHill will provide annual reports within 30 days of the close of each twelve-month period.
5.1.2 First Commercial Sale Report.  To report to SCOLR the date of the First Commercial Sale, together with the name of the country in which such First Commercial Sale occurred.
5.1.3 Royalty Reports. With respect to each Royalty payment pursuant to Section 6.3 below, following the First Commercial Sale to deliver to SCOLR reports including the following with respect to the period covered by the Royalty payment  on a calendar quarterly basis within 30 days following the end of each March, June September and December.
5.1.3.1  The amount of Net Sales and Sublicense Sales Royalties received from Products, including the Recognized Deductions applicable in computing Net Sales and the deductions applicable in computing Sublicense Sales Royalties, and the total Royalties due based on Net Sales and Sublicense Sales Royalties.
5.1.3.2   Name and address of all Sublicensees.
5.2 Without prejudice to SCOLR's compliance with financial reporting requirements applicable under law for SCOLR, any and all information, data or reports supplied by RedHill pursuant to the provisions of this Section 5 shall be treated as RedHill's Confidential Information.
5.3 If this Agreement is terminated for any reason during the Royalty Term, RedHill shall deliver a final report and associated Royalty payment to SCOLR within sixty (60) days after such termination. Except as provided above, following termination, RedHill shall have no further reporting obligations under this Section 5.

6. FINANCIAL PROVISIONS

6.1 Up-Front Payment. Within thirty (30) days after the Effective Date and against receipt of an appropriate invoice from SCOLR, RedHill will pay SCOLR a non-refundable up-front license fee of US$100,000. In the event such payment may require approval of any governmental authority, RedHill undertakes to file for approval promptly following closing of this Agreement and undertakes to effectuate prompt payment of the up-front payment following receipt of the necessary approval. Should RedHill fail to effect payment of the upfront payment within the 30-day period (or if payment is delayed due to a delay in receiving necessary governmental approval, within 180-days after the Effective Date), SCOLR shall be entitled to terminate the License and demand the prompt return of all information, documentation and Product provided pursuant to Section 3.1 above.  Any upfront payment not made within 30-days after due date shall accrue interest at the rate of two percent (2%) per month from the date due until paid in full, subject to Section 6.8 below (deduction of withholding tax, if applicable).
6.2 Milestone Payments. RedHill will pay to SCOLR the following non-refundable one-time milestone payments (such payments are due only once for the Product and are not payable per indication or per jurisdiction). Within sixty (60) days after first achievement of each of the applicable milestones for the first Product to achieve such milestone (and not, for the avoidance of doubt, in respect of each Product or indication of a Product to do so), as follows:

Milestone	Payment
Final Marketing Approval by the US FDA	$250,000
First Commercial Sale	$250,000

RedHill acknowledges and agrees that SCOLR makes no representations or warranties that the Products will receive approval from the US-FDA or that a market exists for the Products such that RedHill may recoup amounts paid to SCOLR under Sections 6.1 or 6.2. In the event that (i) Final Marketing Approval by the US FDA is not achieved within thirty six (36) months following transfer know-how under Section 3.1 or (ii) the First Commercial Sale is not made with forty-eight (48) months following transfer know-how under Section 3.1, SCOLR’s shall be entitled to terminate this Agreement and the license granted to RedHill hereunder; provided, however, that SCOLR shall first provide RedHill with forty five (45) days notice of its intent to so terminate the Agreement and license and RedHill shall be entitled at any time prior to the end of such notice period to pay the relevant milestone payment and upon such payment SCOLR's right to terminate under this Section 6.2 shall expire and not be exercisable. The right to terminate shall be SCOLR's sole and exclusive right in connection with the failure to achieve the milestones.
6.3 Royalty Payments.  Until the expiry of the Royalty Term, RedHill will pay SCOLR a royalty of 8% of Net Sales and 8% of Sublicense Sales Royalties actually received by RedHill after recovery by RedHill of reasonable marketing and distribution expenses (including but not limited to direct R&D expenses prior to launch) (“Royalties”).
6.4 Due Dates for Payment.  All payments due pursuant to the provisions of Section 6.3 above shall be due and payable to SCOLR on a calendar quarterly basis within 60 days following the end of the applicable quarter, all against the receipt of an appropriate invoice from SCOLR for same. In the event such payment may require approval of any governmental authority, RedHill undertakes to file for approval promptly following closing of this Agreement and undertakes to effectuate prompt payment of the up-front payment following receipt of the necessary approval. Should RedHill fail to effect payment of the payment as aforesaid within ninety (90) days following the due date, SCOLR shall be entitled to terminate the License and demand the prompt return of all information, documentation and Product provided pursuant to Section 3.1 above.
6.5 Payment Method.  Any amounts due to SCOLR under this Agreement will be paid in U.S. dollars, by wire transfer in immediately available funds to an account designated in writing in an appropriate invoice at least fifteen (15) days in advance by SCOLR. Any payment not delivered on time shall accrue interest from the date due until paid in full at the rate of the lower of 1.5% per month or the highest rate allowed under applicable laws.
6.6 Maximum Cap Amount.  The total aggregated payments made by RedHill pursuant to this Agreement, including, without limitation, the upfront payment, milestone payments and Royalties, shall not exceed a maximum cap amount of US $30 million (the “Cap Amount”).  If the Cap Amount is reached, no additional payment of any kind whatsoever shall be due.
6.7 Currency; Foreign Payments.  If any currency conversion will be required in connection with the calculation of any payment hereunder, such conversion will be made by using the exchange rate for the purchase of U.S. dollars as published in The Wall Street Journal, Eastern Edition, on the date of the payment. If at any time legal restrictions prevent the prompt remittance of any payments in any jurisdiction, RedHill may notify SCOLR and make such payments by depositing the amount thereof in local currency in a bank account or other depository in such country in the name of SCOLR or its designee, and RedHill will have no further obligations under this Agreement with respect thereto.
6.8 Taxes.  RedHill may deduct from amounts it is required to pay SCOLR pursuant to this Agreement an amount equal to that required by applicable law to be withheld by RedHill for or due on account of any taxes (including VAT to the extent applicable, but other than taxes imposed on or measured by net income of RedHill) or similar governmental charge imposed by any jurisdiction based on such payments to SCOLR (“Withholding Taxes”) and such payment shall be deemed as payment to SCOLR in accordance with this Agreement.  RedHill will provide SCOLR a certificate evidencing payment of any Withholding Taxes.
6.9 Continuing Right. Following the expiration of the Royalty Term RedHill shall be entitled to continue to exploit the License worldwide with respect to the Product(s) without having to pay Royalties or make any other payment to SCOLR in respect of such activities.

7. RECORDS RETENTION AND AUDIT

7.1 Record Retention. Until the expiry of the Royalty Term, RedHill will maintain (and will ensure that its Affiliates maintain) complete and accurate books, records and accounts that fairly reflect Net Sales and Sublicense Sales Royalties, in sufficient detail to confirm the accuracy of any payments required hereunder, which books, records and accounts will be retained for two (2) years after the end of the period to which such books, records and accounts pertain.
7.2 Audit.  SCOLR will have the right, at its own cost, to have an independent certified public accounting firm of nationally recognized standing, reasonably acceptable to RedHill and who agrees to be bound by a customary undertaking of confidentiality, have access during normal business hours, and upon reasonable prior written notice, to RedHill’s records as may be reasonably necessary to verify RedHill’s compliance with the terms of this Agreement, including without limitation the accuracy of Net Sales and Sublicense Sales Royalties, as applicable, for any period ending not more than 24 months prior to the date of such request; provided, however, that SCOLR will not have the right to conduct more than one such audit in any calendar year or more than one such audit covering any given time period.  The auditing firm will disclose to SCOLR only the results of its audit and not any other information. Any such audit shall be made during RedHill’s normal business hours and shall not unreasonably interfere with the business of RedHill and shall be completed within a reasonable time. SCOLR will bear all the costs of such audit. Without derogating from the forgoing, SCOLR's audit rights shall be conducted no later than two years following the final payment under this Agreement.  The costs of the audit are the responsibility of SCOLR except in the event there is a substantial shortfall in the payment due.  In the event that there is a shortfall of more than 10% in the payment due, and provided such 10% or more shortfall is verified by an additional (second) audit to be conducted by RedHill per section 7.3 below, the audit costs and all related travel costs up to a maximum cap of US $50,000 will be covered by RedHill within thirty (30) days of billing.
7.3 Payment of Additional Amounts.  If, based on the results of such audit, additional payments are owed by RedHill under this Agreement, RedHill shall, at its own cost, have an additional 120 days to conduct an additional (second) audit to verify SCOLR’s audit results, and, assuming the two audits reconcile, RedHill shall make such additional payments within 30 days after the date on which such second accounting firm’s written report is delivered to RedHill. If the results of the two audits do not reconcile, the Parties shall, unless otherwise agreed, appoint a third independent auditor, who – on basis of the audit results achieved by the first two auditors and such additional investigations and reviews, which the third auditor may find to be required – shall conduct a third and final audit the result of which shall be applied by the Parties. The Parties shall equally share the costs of for the third audit to be conducted, unless the third audit substantially confirms the results of the either parties’ individual audit in which case the cost of such audit shall be paid by the other party hereto up to a maximum cap of US $50,000.
7.4 Confidentiality.  SCOLR will treat all information subject to review under this Section 7 in accordance with the confidentiality provisions of Section 11 below.

8. REPRESENTATIONS AND WARRANTIES

8.1 By Both Parties.  Each Party hereby represents, warrants and covenants to the other Party as of the Effective Date as follows:
8.1.1 Corporate Authority.  Such Party (a) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, and (b) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.
8.1.2 Consents, Approvals, etc.  Such Party has obtained all necessary consents, approvals and authorizations of all governmental authorities and other parties required to be obtained by such Party in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained.
8.1.3 Conflicts.  The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable law or any provision of the articles of incorporation, bylaws or any similar instrument of such Party, as applicable, in any material way, and (b) do not conflict with, violate, or breach or constitute a default or require any consent not already obtained under, any contractual obligation or court or administrative order by which such Party is bound.
8.2 By SCOLR. SCOLR hereby further represents, warrants, and covenants to RedHill as of the Effective Date as follows:
8.2.1 IP Ownership.  SCOLR has the sole legal and/or beneficial title to and ownership of the Patents (and  represents and warrants that the Licensed Know-How has not been misappropriated and is, to SCOLR’s knowledge, non-infringing) as is necessary to fulfill its obligations under this Agreement and to grant the License to RedHill pursuant to this Agreement, and the Patents and the Licensed Know-How are free and clear of any liens, encumbrances or third party rights (including without limitation, the right to receive royalties or other compensation). Furthermore, SCOLR undertakes that to the extent that RedHill, its Affiliates, or any Sublicensee requires a license under any additional patents or related rights controlled by SCOLR in order to develop, use, sell, offer for sale or import Products, SCOLR shall grant such a license to RedHill, its Affiliates, and any Sublicensee on a non-exclusive royalty-free basis solely for the purpose of developing, using, selling, offering for sale or importing Products.
8.2.2 No Conflicting Grants. SCOLR has not and during the term of this Agreement, and, provided that this Agreement expires due to the expiration of the Royalty Term, thereafter, shall not grant any rights to the Patents or the Licensed Know-How that conflict with the rights granted to RedHill hereunder, and no third party has any rights whatsoever (including the right to receive royalties or any other compensation) under the Patents, or to develop, use, sell, offer for sale or import Products under the Licensed Know-How.
8.2.3 Third Party Actions. The exercise by RedHill of the License granted under the Patents and the Licensed Know-How to make, have made, use, sell, commercialize, offer for sale, and import the Products  will not by itself infringe upon the patent or other intellectual property rights of any third party, and no actions, suits, claims, disputes, or proceedings concerning the Patents or the Licensed Know-How currently pending or have been threatened, that could have an adverse effect on the Product or could impair SCOLR’s ability to perform its obligations under this Agreement. Furthermore, there are no legal suits or proceedings by a third party (including without limitation employees or former employees of SCOLR) contesting the ownership or validity of the Patents, the Licensed Know-How or the Product or any part thereof.
8.2.4 Additional Licenses.  To the best of SCOLR’s knowledge, no additional licenses to any patents (including patents owned or controlled by third parties) or know~~-~~how are required to develop, manufacture, use or sell the Product.
8.2.5  Limitation.  SCOLR has no liability in respect of the manufacture of the Product.
8.2.6Disclaimer of Warranties.  THE WARRANTIES GIVEN BY SCOLR IN THIS SECTION 8.2 ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES.  EXCEPT FOR SUCH EXPRESS WARRANTIES, SCOLR MAKES NO OTHER WARRANTIES OF ANY KIND AND HEREBY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT, OR WARRANTIES ARISING FROM COURSE OF DEALING OR USE OF TRADE.

9. LIMITATION OF LIABILITY.

Except in the case of a willful or fraudulent misrepresentation under Section 8, and except in the case of indemnification for payments to third parties under Section 13, in no event shall either Party be liable to the other or any of its Affiliates for any consequential, incidental, indirect, special, punitive or exemplary damages (including, without limitation, lost profits, business or goodwill) suffered or incurred by such other Party or its Affiliates, whether based upon a claim or action of contract, warranty, negligence or tort, or otherwise, arising out of this Agreement.

10. PATENTS

10.1 Patent Prosecution ~~and~~And Maintenance
10.1.1 Prosecution by RedHill. RedHill undertakes and shall have the sole, exclusive and first right to prosecute and maintain the Patents listed in Part I of Exhibit A using counsel of its choice, in the jurisdictions and to the extent that RedHill shall deem appropriate at its sole discretion.  All such filings shall be for the benefit of SCOLR and shall identify SCOLR as the owner of the inventions described in the applications.  RedHill will provide SCOLR with copies of all relevant documentation so that SCOLR will be informed of the continuing prosecution and may comment upon such documentation sufficiently in advance of any initial deadline for filing a response, provided, however, that if SCOLR has not commented upon such documentation in a reasonable time for RedHill to sufficiently consider SCOLR’s comments prior to a deadline with the relevant government patent office, or RedHill must act to preserve the Patents, RedHill will be free to act without consideration of SCOLR’s comments, if any.
10.1.2 SCOLR undertakes to prosecute and maintain the Patents listed in Part II of Exhibit A using counsel of its choice in the jurisdictions and to the extent decided after conferring with RedHill.  SCOLR will provide RedHill with copies of all relevant documentation so that RedHill will be informed of the continuing prosecution and may comment upon such documentation sufficiently in advance of any initial deadline for filing a response, provided, however, that if RedHill has not commented upon such documentation in a reasonable time for SCOLR to sufficiently consider RedHill’s comments prior to a deadline with the relevant government patent office, or SCOLR must act to preserve the Patents, SCOLR will be free to act without consideration of RedHill’s comments, if any. SCOLR undertakes to inform RedHill promptly if SCOLR decides not to prosecute and maintain a Patent in order for RedHill to take such action as per RedHill’s discretion. RedHill shall have the right but not the obligation to prosecute and maintain the Patents listed in Part II of Exhibit A.
10.1.3 RedHill’s Requests. SCOLR shall use reasonable efforts to amend any Patent application to include claims or any other changes reasonably requested by RedHill to protect the Products contemplated to be sold under this Agreement. Moreover, SCOLR will cooperate in the preparation, filing, prosecution, and maintenance of the Patents, including (a) promptly executing all papers and instruments and requiring employees to execute such papers and instruments as reasonable and appropriate so as to enable RedHill to file, prosecute, and maintain the Patents in any country; and (b) promptly informing RedHill of matters that may affect the preparation, filing, prosecution, or maintenance of any Patents.
10.1.4 Patent Prosecution Costs.  RedHill will bear the costs of preparing, filing, prosecuting and maintaining all patent applications contemplated by Section 10.1.1 and SCOLR shall bear the costs of preparing, filing, prosecuting and maintaining all patent applications contemplated by Section 10.1.2, provided, however that RedHill shall pay all costs and expenses incurred in making amendments or changes required by RedHill under Section 10.1.3 provided such amendments or changes have been expressly and specifically requested from SCOLR in advance and in writing by RedHill and provided all such costs and expenses have been pre-approved in writing by RedHill.
10.1.5 Co-operation.  The Parties will provide reasonable assistance to each other, including providing access to relevant documents and other evidence, making its employees available at reasonable business hours, and joining the action to the extent necessary to allow the prosecuting and maintaining Party to prosecute and maintain the relevant Patent.
10.2 Patent Enforcement~~.~~
10.2.1 Infringement Notice. If SCOLR or RedHill determines that any Patent is being infringed by a third party’s activities and that such infringement could affect the exercise of the License under this Agreement, it will promptly notify the other Party in writing. In addition, if SCOLR or RedHill determines that any Licensed Know~~-~~ How is being misappropriated by a third party’s activities and that such misappropriation could affect the exercise of the License under this Agreement, it will promptly notify the other Party in writing
10.2.2 Subject to the limitation in Section 10.3.3, RedHill will have the sole, exclusive and first right but not the obligation to remove such infringement and/or misappropriation and to control all litigation to remove such infringement and/or misappropriation, all as RedHill shall deem appropriate in its sole discretion. RedHill shall provide SCOLR with information regarding any such litigation in the same manner as required by SCOLR under Section 10.2.3 and shall, subject to recovery under Section 10.2.5, be solely responsible for all costs and expenses of such litigation. In addition, RedHill shall indemnify, defend and hold SCOLR harmless from all loss, claim or damage, including reasonable attorney’s fees and costs, awarded against SCOLR in connection with such litigation.  RedHill agrees to inform SCOLR promptly if RedHill decides not to take infringement or misappropriation action in order for SCOLR to assume responsibility of infringement or misappropriation action to be taken as per SCOLR’s discretion.
In the event SCOLR does, at its discretion, undertake any infringement or misappropriation action, SCOLR will provide RedHill with copies of all relevant documentation so that RedHill will be informed of the continuing action and may comment upon such documentation sufficiently in advance of any initial deadline for filing a response, provided, however, that if RedHill has not commented upon such documentation in a reasonable time for SCOLR to sufficiently consider RedHill’s comments prior to a deadline, or SCOLR must act to preserve the action, SCOLR will be free to act without consideration of RedHill’s comments, if any.
10.2.3 Co-operation.  The Parties will provide reasonable assistance to each other, including providing access to relevant documents and other evidence, making its employees available at reasonable business hours, and joining the action to the extent necessary to allow the prosecuting Party to maintain the action.
10.2.4 Recovery.  Any amounts recovered in connection with or as a result of any action contemplated by Sections 10.2.2 and 10.2.3, whether by settlement or judgment, will be used to reimburse the Parties for their reasonable costs and expenses in making such recovery (which amounts will be allocated pro rata if insufficient to cover the totality of such expenses), and any remainder received by RedHill in excess of the reasonable costs and expenses in making such recovery will be treated as Net Sales (without deduction of Recognized Deductions)  and payments will be due in respect of same pursuant to this Agreement.
10.3 Patent License
10.3.1 Claim - Rights and Procedures.  In the event that either SCOLR or RedHill, or both of them, are sued by a third party alleging that the commercialization of a Product infringes upon any intellectual property rights of such third party, the Party being so sued shall immediately give the other Party notice of same and the Parties shall thereafter proceed as provided in Section 13.
10.3.2 Neither Party shall, without the consent of the other Party, enter into any settlement or compromise or consent to any judgment in respect of any claim related to rights licensed to RedHill under this Agreement, unless such settlement, compromise or consent includes an unconditional release of the other Party from all liability arising out of the claim and does not otherwise limit or impair the other Party’s rights.

11. CONFIDENTIALITY

11.1 Disclosure and Use Restriction.  The Parties agree that, during the Term of this Agreement and thereafter, each Party will keep completely confidential and will not publish, submit for publication or otherwise disclose, and will not use for any purpose except for the purposes contemplated by this Agreement, any Confidential Information (as such term is defined below) received from the other Party.
11.2 Confidential Information.  “Confidential Information” shall mean all information and know-how and any tangible embodiments thereof provided by or on behalf of one Party to the other Party either in connection with the discussions and negotiations pertaining to this Agreement or in the course of performing this Agreement, which may include data; knowledge; practices; processes; ideas; research plans; engineering designs and drawings; research data; manufacturing processes and techniques; scientific, manufacturing, marketing and business plans; and financial and personnel matters relating to the disclosing Party or to its present or future products, sales, suppliers, customers, employees, investors or business. Notwithstanding the foregoing, information or know-how of a Party shall not be deemed Confidential Information of such Party for purposes of this Agreement if such information or know-how:
(i) was already known to the receiving Party, other than under an obligation of confidentiality or non-use, at the time of disclosure to such receiving Party;
(ii) was generally available or known to parties reasonably skilled in the field to which such information or know-how pertains, or was otherwise part of the public domain, at the time of its disclosure to such receiving Party;
(iii) became generally available or known to parties reasonably skilled in the field to which such information or know-how pertains, or otherwise became part of the public domain, after its disclosure to such receiving Party through no fault of the receiving Party;
(iv) was disclosed to such receiving Party, other than under an obligation of confidentiality or non-use, by a third party who had no obligation to the disclosing Party not to disclose such information or know-how to others; or
(v) was independently discovered or developed by such receiving Party, as evidenced by their written records, without the use of Confidential Information belonging to the disclosing Party and prior to any subsequent disclosure by the receiving Party.
All Licensed Know-How shall be deemed to be Confidential Information of SCOLR; provided that RedHill shall be entitled to disclose and use any Licensed Know-How in the exercise of its rights under this Agreement on the terms provided in Section 11.3 below, including, without limitation, clause (iv) thereof.

11.3 Authorized Disclosure. Notwithstanding the provisions of Section 11.1 above, a Party shall be entitled to disclose the Confidential Information of the other Party hereto to the extent that such disclosure is:
(i) made in response to a valid order of a court of competent jurisdiction; provided, however, that such Party will first (to the extent practicably possible) have given notice to such other Party and given such other Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order will be limited to that information which is legally required to be disclosed in response to such court or governmental order;
(ii) otherwise required by law; provided, however, that the disclosing Party will provide such other Party with notice of such disclosure in advance thereof to the extent practicably possible and to the extent permitted, will redact from such disclosure the other party’s Confidential Information or designate the same as  trade secret;
(iii) made by such Party to the Regulatory Authorities as necessary for the development or commercialization of a medicinal product, including the Product, in a country, as required in connection with any filing, application or request for Regulatory Approval or as required by applicable securities laws and regulations, subject to the limitations in Section 11.3(ii);
(iv) made by such Party, in connection with the performance of this Agreement, to Sublicensees, Affiliates, directors, officers, employees, consultants, representatives or agents, each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Agreement; or
(v) made by such Party in the course of submitting financial accounts to relevant authorities as per local statutory requirements or to existing or potential acquirers; existing or potential collaborators; investment bankers; existing or potential investors, merger candidates, partners, venture capital firms or other financial institutions or investors for purposes of obtaining financing; or, bona fide strategic potential partners; each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Agreement.

12. PRESS RELEASES

Press releases or other similar public communication by either Party relating to the terms of this Agreement (but not, for the avoidance of doubt, unless reference is made to the other Party or the terms of this Agreement, with respect to activities in exercise of its rights under this Agreement) will be approved in advance by the other Party, which approval will not be unreasonably withheld or delayed, except for those communications required by applicable law, regulation or securities exchange rule (including, but not limited to, a public offering prospectus), disclosures of information for which consent has previously been obtained, and information of a similar nature to that which has been previously disclosed publicly with respect to this Agreement, each of which will not require advance approval, but will be provided to the other Party as soon as practicable after the release or communication thereof.  For the avoidance of doubt, the Parties may issue press releases regarding the fact that this Agreement has been signed and the nature of the agreement so long as they do not describe the specific provisions hereof without approval from the other party.

13. INDEMNIFICATION

13.1 Indemnification of SCOLR. RedHill will defend and hold SCOLR and its directors, officers, employees and agents (“SCOLR Parties”) harmless, from and against any and all liability, suits, investigations, claims or demands by a third party  to the extent arising from or occurring as a result of or in connection with (a) the negligence or willful misconduct on the part of RedHill in performing any activity contemplated by this Agreement, (b) breach by RedHill of any representations, warranties, or covenants set forth in this Agreement and/or (c) Product liability; except to the extent a Loss arises from the (i) negligence or willful misconduct on the part of an SCOLR Party; or (ii) breach by SCOLR of any representations, warranties or covenants set forth in this Agreement.   RedHill shall, in addition, indemnify SCOLR against any losses, damages or liabilities from such claims (including reasonable attorneys’ fees and expenses) by paying the amount of any judgment awarded against SCOLR in connection with such claims.
Indemnification of RedHill. SCOLR will defend and hold RedHill, its Affiliates, and their respective directors, officers, employees and agents (“RedHill Parties”), harmless, from and against any and all liability, suits, investigations, claims or demands by a third party to the extent arising from or occurring as a result of or in connection with (a) negligence or willful misconduct on the part of SCOLR; or (b) breach by SCOLR of any representations, warranties, or covenants set forth in this Agreement, except to the extent the liability or loss arises from or occurs as a result of or in connection with (i) negligence or willful misconduct on the part of a RedHill Party; (ii) breach by RedHill of any representations, warranties, or covenants set forth in this Agreement. SCOLR shall, in addition, indemnify RedHill against any losses, damages or liabilities from such claims (including reasonable attorneys’ fees and expenses) by paying the amount of any judgment awarded against RedHill in connection with such claims.
SCOLR shall further be responsible for and shall indemnify and hold RedHill harmless in respect of:
       13.1.1 All royalties and other payments existing under an agreement signed by SCOLR or any obligation undertaken by SCOLR, required to be paid to third parties in respect of the commercialization of the Products.
       13.1.2 All royalty and other payments required to be paid to other third parties in respect of the Product as a result of a claim by any of SCOLR’s existing or former employees, consultants or shareholders, or any person named in SCOLR’s patents or patent applications, or any person claiming it should have been named as an inventor in such patent applications.
    13.2  In the event that additional license(s) or rights or waivers with respect to intellectual property (irrespective of whether such is the intellectual property covered herein or any other intellectual property) are necessary to enable RedHill, its Affiliates or Sublicensees to exercise the License, and the receipt of same requires payment of royalties, settlement payments, awards or any other payments made to and taken by any third party on account of the use of such third party’s intellectual property or a waiver with respect thereto, then RedHill shall effect a reduction in the Royalties payable to SCOLR hereunder by the amount of such third party payments (without derogating from any other deductions permitted herein, including without limitation, on account of a Combination Product reduction).
13.3 Limitations.  The Parties acknowledge and agree that Sections 10.2, 10.3, 13.1, 13.2 and 13.3 state the Parties~~’~~ sole rights, remedies and obligations with respect to the claims described therein.
13.4 Conditions to Indemnity.  Each Party’s agreement to indemnify and hold the other harmless is conditioned upon the indemnified Party (i) providing written notice to the indemnifying Party of any claim, demand or action arising out of the indemnified activities within thirty (30) days after the indemnified Party has knowledge of such claim, demand or action, (ii) permitting the indemnifying Party to assume full responsibility to investigate, prepare for and defend against any such claim or demand, (iii) assisting the indemnifying Party, at the indemnifying Party’s reasonable expense, in the investigation of, preparation of and defense of any such claim or demand; and (iv) the indemnifying Party not compromising or settling such claim or demand without the indemnified Party’s prior written consent, unless such settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified Party a complete release from all liability in respect of such claim or litigation; provided that, if the Party entitled to indemnification fails to promptly notify the indemnifying Party pursuant to the foregoing clause (i), the indemnifying Party shall only be relieved of its indemnification obligation to the extent it is prejudiced by such failure and provided further that the indemnified Party is not obligated to notify the indemnifying Party of claims, demands and/or actions made directly against the indemnifying Party only. Notwithstanding the foregoing, if in the reasonable judgment of the indemnified party, such suit or claim involves an issue or matter which could have a materially adverse affect on the business, operations or assets of the indemnified party, the indemnified party may waive its rights to indemnity under this Agreement and control the defense or settlement thereof, but in no event shall any such waiver be construed as a waiver of any indemnification rights such indemnified party may have at law or in equity.

14. TERM AND TERMINATION

14.1 Term.  Unless earlier terminated in accordance with the provisions of this Article 14, the term of this Agreement (the “Term”) commences upon the Effective Date and will continue until terminated in accordance with the terms hereof.
14.2 Termination.
14.2.1 Termination for Breach. Failure by a Party to comply with any of its material obligations contained herein will entitle the Party not in default to give to the defaulting Party notice specifying the nature of the material breach, requiring the defaulting Party to make good or otherwise cure such material breach, providing specific actions that the defaulting Party could take to cure such material breach, and stating its intention to invoke the provisions of Section 14.3 if such material breach is not cured.  If such material breach is not cured within 90 days after the receipt of such notice (or, if such material breach cannot be cured within such 90-day period, if the defaulting Party does not commence actions to cure such material breach within such period and thereafter diligently continue such actions), the Party not in default will be entitled, without limiting any of its other rights conferred on it by this Agreement (except as expressly set forth herein), to terminate this Agreement by providing written notice to the breaching Party.
Notwithstanding anything to the contrary herein, in the event of SCOLR’s material breach of this Agreement, and without derogating from any of RedHill’s other rights at law, RedHill shall have the right to continue all activities under the License granted herein and to continue utilizing the Patents for the exploitation of the License, with the right to set-off, from any sums due to the SCOLR hereunder, amounts equivalent to any damage caused to RedHill as a result of SCOLR’s breach hereunder.
Notwithstanding, it is clarified that SCOLR shall not be entitled to terminate this Agreement for any reason whatsoever once the Royalty Term has expired
14.2.2 Voluntary Termination. Following payment of the up-front payment under Section 6.1, RedHill shall be entitled, in its sole discretion, to terminate this Agreement at any time on thirty (30) days written notice to SCOLR, without the need to pay SCOLR any compensation in respect of such termination, in which case the license granted under this Agreement shall immediately terminate and, except as permitted in Section 14.3.1, RedHill will immediately cease any and all development and other activities regarding the Product. Outside the scope of Sections 14.2.1 and 15.11 SCOLR shall have no right to terminate this Agreement.

14.3 Consequences of Termination
14.3.1 License.  Upon early termination of this Agreement, all rights granted to RedHill under Section 2.1 will terminate; provided that RedHill shall have a period of 180 days after the date of termination to sell-off all previously made Product, subject to Royalties and Sublicense Sale Royalties on such sales being duly paid to SCOLR; and provided further that, upon termination of this Agreement by SCOLR for RedHill’s breach, RedHill shall have no sell-off right whatsoever.  Upon termination of this Agreement all sublicenses granted by RedHill shall terminate.
14.3.2 Continuation following SCOLR’s Bankruptcy. The Parties agree that in the event that SCOLR becomes insolvent or makes a filing under bankruptcy or similar laws in any jurisdiction, RedHill shall have the protection afforded to the licensee under the United States Bankruptcy Code, including but not limited to, the protections set forth in 11 U.S.C §365(n) or its equivalent in any other jurisdiction which allows the licensee, upon rejection of the license agreement by the debtor-licensor or its representative, the option to either retain the licensee’s rights in the intellectual property under the existing contract while continuing to pay royalties, or to treat the executory contract as terminated. SCOLR does not warrant that the rights granted to RedHill under this Section 14.3.2 will be enforceable under the laws of the jurisdiction under which SCOLR operates.
14.3.3 Return of Information and Materials.  Upon early termination of this Agreement, each Party will return to the other all Confidential Information of the other Party (except one copy of which may be retained for archival and compliance purposes), RedHill will return to SCOLR or its designee all Licensed Know~~-~~How and any other tangible materials received by RedHill under this Agreement and RedHill will further waive and actively deregister or assign as requested by SCOLR, all Patent right registrations made under Sections 2.3 and 10.1.1 above.
14.3.4 Accrued Rights. Termination or expiration of this Agreement for any reason will be without prejudice to any rights or financial compensation that will have accrued to the benefit of a Party prior to such termination or expiration.  Such termination or expiration will not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.
14.3.5 Survival. Sections 6.9, 7, 9, 11, 13.1-13.4, 14.3 and 15.3 of this Agreement will survive expiration or termination of this Agreement for any reason.
14.3.6 License Survival. Once the Royalty Term shall expire, RedHill shall, provided that the Agreement has not been terminated by SCOLR under Section 14.2.1 or by RedHill under Section 14.2.2, be entitled to continue to manufacture and/or sell the Product throughout the world without having to pay Royalties or any other amounts of whatsoever nature to SCOLR in respect of such activities subsequent to such date. This Section 14.3.6 shall survive termination or expiration of this Agreement.

15. MISCELLANEOUS

15.1 Assignment.  Without the prior written consent of the other Party hereto, neither Party will sell, transfer, assign, delegate, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, however, that (i) either Party hereto may  assign or transfer this Agreement or any of its rights or obligations hereunder without the consent of the other Party to any Affiliate, or to any third party successor in interest with which it has merged or consolidated, or to which it has transferred all or substantial part of its assets or stock to which this Agreement relates.  Any purported assignment or transfer in violation of this Section 15.1 will be void ab initio and of no force or effect.
15.2 Severability. Should any term or provision of this Agreement be or become invalid or unenforceable or should this Agreement contain an omission, the validity or enforceability of the remaining terms or provisions shall not be affected. In such case, subject to the next following sentence, the Parties shall immediately commence to negotiate in good faith in order to replace the invalid or unenforceable term or provision by such other valid or enforceable term or provision which comes as close as possible to the original intent and effect of the invalid or unenforceable term or provision, or respectively, to fill the omission by inserting such term or provision which the Parties would have reasonably agreed to, if they had considered the omission at the date hereof. In the event that any term or provision as aforesaid is invalid, void or unenforceable by reason of its scope, duration or area of applicability or some similar limitation as aforesaid, then the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision so that they shall be enforceable to the maximum scope, duration, area or applicability permitted by applicable law which shall not exceed those specified in this Agreement or to replace such term or provision with a term or provision that comes closest to expressing the intention of the invalid or unenforceable term or provision
15.3 Governing Law. This Agreement will be governed by and construed in accordance with English law, without reference to any rules of conflicts of laws and the courts of London, England shall have exclusive jurisdiction of disputes regarding this Agreement and the Parties hereby submit to the jurisdiction of such courts.
15.4 Notices.  All notices or other communications that are required or permitted hereunder will be in writing and delivered personally with acknowledgement of receipt, sent by electronic mail (provided receipt is acknowledged), facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier as provided herein), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to SCOLR, to:
SCOLR Pharma Inc.
19204 North Creek Parkway
Suite 100
Bothell, WA 98011
USA
Fax: + (425) 368-1051

If to RedHill, to:
RedHill Biopharma Ltd.
42 Givati St.
Ramat Gan 52232
Israel
Fax: +972 (3) 725 5723

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.  Any such communication will be deemed to have been given (i) when delivered, if personally delivered, (ii) on the business day (on the receiving end) after dispatch, if sent by nationally-recognized overnight courier (third business day if sent internationally), (iii) on the third business day following the date of mailing, if sent by mail (fifth business day if sent internationally) and (iv) on the first business day (on the receiving end) after being sent by facsimile or by if sent by electronic mail followed by facsimile.  It is understood and agreed that this Section 15.4 is not intended to govern the day-to-day business communications necessary between the Parties in performing their duties, in due course, under the terms of this Agreement.
15.5 Entire Agreement; Modifications.  This Agreement sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understanding, promises and representations, whether written or oral, with respect thereto are superseded hereby.  Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth herein.  No amendment, modification, release or discharge will be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties.
15.6 Relationship of the Parties.  It is expressly agreed that the Parties will be independent contractors of one another and that the relationship between the Parties will not constitute a partnership, joint venture or agency.
15.7 Waiver.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  Any such waiver will not be deemed a waiver of any other right or breach hereunder.
15.8 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
15.9 No Third Party Beneficiaries.  The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns, and they will not be construed as conferring any rights on any other parties.
15.10 Further Assurances.  Each Party will duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary to carry out the provisions and purposes of this Agreement.
15.11 Force Majeure. Neither party shall be responsible to the other for failure or delay in performing any of its obligations under this Agreement or for other non-performance hereof but only to the extent that such delay or non-performance is occasioned by a cause beyond the reasonable control and without fault or negligence of such party, including, but not limited to earthquake, fire, flood, explosion, discontinuity in the supply of power, court order or governmental interference, act of God, strike or other labor trouble, act of war or terrorism and provided that such party will inform the other party as soon as is reasonably practicable and that it will entirely perform its obligations immediately after the relevant cause has ceased its effect.  If any such force majeure event continues for a continuous period of 12 months, the Party whose performance is not prevented by such event may terminate this Agreement with immediate effect by providing the other Party with written notice.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

SCOLR Pharma Inc.                                                                                RedHill Biopharma Ltd.
Signature:                                                                                                    Signature:

Name:  Stephen J. Turner                                                                           Name: Dror Ben-Asher
Title: President & CEO                                                                               Title: CEO

ANNEX A

PATENTS

Part II:

US Patent 6,517,868
US Patent 6,936,275
US Patent 7,229,642
And any related foreign applications or patents*

ANNEX B

LICENSED KNOW~~-~~ HOW

List all related documentation and “know~~-~~ how” for ondansetron formulation
FDA correspondence
Formulation data
Clinical data
Analytical data
Scientific write up and reviews

Manufacturing data
SCOLR undertakes to assist RedHill or its sublicensee in a technical transfer to a contract manufacturing organization.